                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                        COMMISSION FILE NUMBER: 0-16834

                                  (Check One):
   [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

         For Period Ended:    December 31, 1996

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

PART I -- REGISTRANT INFORMATION

                     IEA Marine Container Income Fund VII
         ---------------------------------------------------------------------
                     Full Name of Registrant
                     Former Name if Applicable

                     444 Market Street, 15th Floor
         ----------------------------------------------------------------------
                     Address of Principal Executive Office (Street and Number)

                     San Francisco, CA 94111
         -----------------------------------------------------------------------
                     City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

As reported in the Registrant's Current Report on Form 8-K, filed February 7, 1997, and Amendment No. 1 to Current Report on Form 8-K, filed February 26, 1997, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

The Parent Company is the indirect corporate parent of Cronos Capital Corp., the Managing General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it is resigning as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation is not addressed to the General Partner of the Registrant, Arthur Andersen has confirmed to the Managing General Partner that its resignation as auditors of the entities referred to in its letter of resignation includes its resignation as auditors of Cronos Capital Corp. and the Registrant.

The Registrant has yet to retain a new auditor, and as a result, will be unable to complete its Annual Report on Form 10-K by March 31, 1997, without unreasonable effort or expense. The Registrant will undertake to file its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 with the Commission no later than 15 days after the required filing date.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                John Kallas                       415           677-8990
            ------------------                -----------   ------------------
                  (Name)                      (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Reference is made to Exhibit I attached hereto.



                      IEA Marine Container Income Fund VII
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 26, 1997                     By   Cronos Capital Corp.
                                              The Managing General Partner

                                         By   /s/ John Kallas
                                              -----------------------------
                                              John Kallas
                                              Vice President/Treasurer
                                              Principal Accounting and Finance
                                              Officer

                                   EXHIBIT I

                      STATEMENT IN RESPONSE TO PART IV-(3)



   A fall in growth of containerized export trade from key Asian markets contributed to the container leasing market's downward trend during 1996. Also contributing to the sluggish container leasing market conditions were declining container prices, favorable interest rates and an abundance of available capital which resulted in ocean carriers and transport companies purchasing a larger share of containers for their own account, reducing the demand for leased containers. Once the demand for leased containers began to fall, per-diem rental rates were also adversely affected. In order to counter these market conditions, Cronos Containers Limited (the "Leasing Company") implemented various marketing strategies during 1996, including but not limited to, offering incentives to shipping companies, repositioning containers to high demand locations and focusing towards term leases and other leasing opportunities, including the leasing of containers for local storage.

   As the leasing industry's equipment moved into surplus, ocean carriers and transport companies became increasingly selective about the age and condition of containers taken on-hire. Many have adopted a policy of only leasing containers of a certain age or less. It has been the Registrant's experience that in periods of weak demand, many lessees insist on equipment three to five years of age. Such criteria currently serves as a barrier to older equipment being taken on-hire, including those within the Registrant's fleet and contributed to the decline in the Registrant's results of operations. The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers and is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet. Accordingly, net lease revenue declined by approximately 28%, when compared to 1995. The Registrant expects net lease revenue to decline in subsequent periods as it focuses on the disposal of its fleet and current container leasing market conditions continue.

   During 1996, utilization averaged 78%, as compared to 87% in the prior year, while the Registrant's average fleet size (as measured in twenty-foot equivalent units ("TEU")) declined from 3,042 TEU in 1995, to 2,916 TEU in 1996. These declines, combined with a 4% reduction in average per-diem rental rates, contributed to a 20% decline in gross rental revenue. Rental equipment operating expenses, when measured as a percentage of rental revenue, increased due to higher storage and handling costs associated with lower equipment utilization and increased repositioning costs.

   At December 31, 1996, 89% of the original equipment remained in the Registrant's fleet, and was comprised of the following:

                                                        20-Foot             40-Foot
                                                   ------------------  -----------------
      Containers on lease:
           Term leases                                     62                114
           Master lease                                   604                590
                                                          ---                ---
               Subtotal                                   666                704
      Containers off lease                                241                257
                                                          ---                ---

           Total container fleet                          907                961
                                                          ===                ===


                                                        20-Foot              40-Foot
                                                   ------------------   -----------------
                                                   Units         %      Units         %
                                                   -----      -------   -----     -------
      Total purchases                              1,001       100%     1,104       100%
           Less disposals                             94         9%       143        13%
                                                   -----      ----     ------      ----
      Remaining fleet at December 31, 1996           907        91%       961        87%
                                                   =====      ====        ===      ====

   The Registrant disposed of 40 twenty-foot and 68 forty-foot marine dry cargo containers during 1996, as compared to 20 twenty-foot and 30 forty-foot marine dry cargo containers during 1995. As a result, approximately 15% of the Registrant's net earnings for 1996 were from gain on disposal of equipment, as compared to 6% for 1995. The decision to repair or dispose of a container is made when it is returned by a lessee. This decision is influenced by various factors including the age, condition, suitability for continued leasing as well as the geographical location of the container when disposed. These factors also influence the amount of sales proceeds received and the related gain on container disposals. As the Registrant focuses on the disposal of its containers in subsequent periods, net gain on disposals should contribute significantly to the Registrant's net earnings.

   The Registrant's declining fleet size contributed to a 3% decline in depreciation expense during 1996. A reduction in the Registrant's average fleet size and its related operating performance contributed to a decline in base management fees of $19,796, or approximately 20% during 1996. Incentive fees, which are based on the operating performance of the fleet and sales proceeds, decreased $18,236, or approximately 17% during 1996. These management fees are expected to decline in subsequent periods as the Registrant's disposed container activities continue.

   As reported in the Registrant's Current Report on Form 8-K and Amendment No. 1 to Current Report on Form 8-K, filed with the Commission on February 7, 1997 and February 26, 1997, respectively, Arthur Andersen, London, England, resigned as auditors of The Cronos Group, a Luxembourg Corporation headquartered in Orchard Lea, England (the "Parent Company"), on February 3, 1997.

   The Parent Company is the indirect corporate parent of Cronos Capital Corp., the Managing General Partner of the Registrant. In its letter of resignation to the Parent Company, Arthur Andersen states that it resigned as auditors of the Parent Company and all other entities affiliated with the Parent Company. While its letter of resignation was not addressed to the Managing General Partner of the Registrant, Arthur Andersen confirmed to the Managing General Partner that its resignation as auditors of the entities referred to in its letter of resignation included its resignation as auditors of Cronos Capital Corp. and the Registrant.

   The Registrant does not, at this time, have sufficient information to respond to the concerns raised by Arthur Andersen with respect to its 1996 audit of the Parent Company or the impact, if any, these concerns may have on the future operating results and financial condition of the Registrant or the Leasing Company's ability to manage the Registrant's fleet in subsequent periods. However, the Managing General Partner of the Registrant does not believe, based upon the information currently available to it, that Arthur Andersen's resignation was triggered by any concern over the accounting policies and procedures followed by the Registrant.

   Arthur Andersen's report on the financial statements of Cronos Capital Corp. and the Registrant, for either of the past two years, has not contained an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles.

   During the Registrant's two most recent fiscal years and the subsequent interim period preceding Arthur Andersen's resignation, there have been no disagreements between Cronos Capital Corp. or the Registrant and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                              IEA INCOME FUND VII
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS

  FOR THE YEARS ENDED DECEMBER 31, 1996 (UNAUDITED), 1995 (AUDITED) AND 1994
                                   (AUDITED)



                                                                     1996         1995        1994
                                                                     ----         ----        ----
Net lease revenue                                                  $619,504    $864,468    $870,781

Other operating expenses:
   Depreciation and amortization                                    271,902     281,452     286,867
   Other general and administrative expenses                         18,399      25,402      23,605
                                                                   --------    --------    --------
                                                                    290,301     306,854     310,472
                                                                   --------    --------    --------

           Earnings from operations                                 329,203     557,614     560,309

Other income:
   Interest income                                                   16,518      18,482      12,386
   Net gain on disposal of equipment                                 62,816      35,402      45,548
                                                                   --------    --------    --------
                                                                     79,334      53,884      57,934
                                                                   --------    --------    --------

           Net earnings                                            $408,537    $611,498    $618,243
                                                                   ========    ========    ========

Allocation of net earnings:

   General partners                                                $ 91,361    $ 95,347    $101,435
   Limited partners                                                 317,176     516,151     516,808
                                                                   --------    --------    --------

                                                                   $408,537    $611,498    $618,243
                                                                   ========    ========    ========

Limited partners' per unit share of net earnings                   $408,537    $  55.42    $  55.49
                                                                   ========    ========    ========